Exhibit 99.8

KPMG LLP Chartered Professional Accountants PO Box 10426 777 Dunsmuir Street Vancouver BC V7Y 1K3 Canada	Telephone Fax Internet	(604) 691-3000 (604) 691-3031 www.kpmg.ca

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors

Equinox Gold Corp.

We consent to the use of our reports, each dated March 19, 2021, with respect to the consolidated financial statements and the effectiveness of internal control over financial reporting included in this annual report on Form 40-F.

Our report dated March 19, 2021, on the effectiveness of internal control over financial reporting as of December 31, 2020, expresses our opinion that Equinox Gold Corp. did not maintain effective internal control over financial reporting as of December 31, 2020 because of the effect of a material weakness on the achievement of the objectives of the control criteria and contains an explanatory paragraph that states the Company did not identify and deploy control activities through policies that establish expectations and procedures that put policies into action, and internally communicate information, including objectives and responsibilities for internal control, necessary to support the function of internal control.

Our report dated March 19, 2021, on the effectiveness of internal control over financial reporting as of December 31, 2020, contains an explanatory paragraph that states that the Equinox Gold Corp. acquired Leagold Mining Corporation during 2020, and management excluded from its assessment of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2020, Leagold Mining Corporation’s internal control over financial reporting associated with total revenues of $360.7 million, net income of $21.8 million, total current assets of $326.5 million, total non-current assets of $1,314.6 million, total current liabilities of $80.8 million and total non-current liabilities of $317.0 million included in the consolidated financial statements of the Company as of and for the year ended December 31, 2020. Our audit of internal control over financial reporting of the Company also excluded an evaluation of the internal control over financial reporting of Leagold Mining Corporation.

/s/ KPMG LLP

Chartered Professional Accountants

March 24, 2021

Vancouver, Canada

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